Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-273659, 333-239197, 333-232158, 333-226063, 333-218710, 333-206811, 333-200228 and 333-192555) and the Registration Statement on Form F-3D (No. 333-274310) of B2Gold Corp. (the “Company”) of our report dated February 19, 2025 relating to the 2024 consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed on February 19, 2025.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 19, 2025